UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                       000-31159
                                                                 SEC File Number
                                                                      894486R106
                                                                      ----------
                                                                    CUSIP Number

|_|  Form 10-K and Form 10-KSB     |_|  Form 20-F     |_|  Form 11-K
|X|  Form 10-Q and Form 10-QSB     |_|  Form N-SAR

For Period Ended    March 31, 2007
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                  |_|  Transition Report on Form 10-K
                  |_|  Transition Report on Form 20-F
                  |_|  Transition Report on Form 11-K
                  |_|  Transition Report on Form 10-Q
                  |_|  Transition Report on Form N-SAR

For the Transition Period Ended
                                -------------

   Read Instruction (on back page) Before Preparing Form. Please Print or Type
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   Not Applicable

PART I -- REGISTRANT INFORMATION

Trend Mining Company
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Full Name of Registrant


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Former Name if Applicable

5439 South Prince Street
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Addresses of Principal Executive Office

Littleton, CO  80120
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed time period.

Because the Company does not have any full time employees, the Company was not able to provide the financial statements for the fiscal quarter ended March 31, 2007, to the Company's independent auditors, Richey, May & Co., LLP, in time to allow Richey, May & Co., LLP to complete its review of the Form 10-QSB Report pursuant to the standards set forth by the Public Company Accounting Oversight Board. Only with unreasonable effort or expense could (1) the Company have completed the financial statements and (2) Richey, May & Co., LLP have completed this review, in time for the Company to timely file its Form 10-QSB Report. The Company expects that the Form 10-QSB Report will be filed by May 21, 2007.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      John Ryan                         843               842-7247
      -----------------------       -----------       -----------------
             (Name)                  Area Code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

                              Trend Mining Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2007                   By: /s/John Ryan
       --------------                     --------------------------------------
                                      Name:   John Ryan
                                      Title:  Chief Financial Officer and
                                              Treasurer


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